The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities of the Company.


                    [Guangshen Railway Company Limited logo]

 (a joint stock limited company incorporated in the People's Republic of China)


                                 Stock Code: 525

                             PROPOSED A SHARE ISSUE
                 PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION
             VERY SUBSTANTIAL ACQUISITION AND CONNECTED TRANSACTION
                         ONGOING CONNECTED TRANSACTIONS

--------------------------------------------------------------------------------
  The Board is pleased to announce that the Company intends to apply to the relevant PRC authorities for the allotment and issue of A Shares to institutional and public investors in the PRC and such A Shares are proposed to be listed on the Shanghai Stock Exchange. The Company intends to use the net proceeds of the A Share Issue to finance the Acquisition as detailed below. The Company also proposes to make certain amendments to the Articles.

  On 15 November 2004, the Vendor, a wholly-owned subsidiary of the Parent Company, and the Company entered into the Acquisition Agreement with respect to the sale and purchase of the Acquired Assets, for a consideration to be determined with reference to the net asset value of the Acquired Assets as at the Reference Date as assessed by the Valuer and reported in the valuation report (which is required to be filed with the relevant PRC authorities). Such value as at 30 June 2004 was assessed and reported in the Valuation Report as RMB10,264,120,700, which amount was however subject to the confirmation by the relevant PRC authorities and certain adjustments as detailed below.

  The Acquisition constitutes a very substantial acquisition of the Company requiring the approval of the Shareholders under the Listing Rules. The Vendor is a wholly-owned subsidiary of the Parent Company, which is the controlling shareholder of the Company; hence the Vendor is a connected person of the Company under the Listing Rules. Accordingly, the Acquisition also constitutes a connected transaction of the Company and is subject to, among other things, the approval of the Independent Shareholders. In anticipation of the A Share Issue and the Acquisition, the Company has entered into various agreements in respect of the Ongoing Connected Transactions with the Vendor and the Parent Company. These agreements will take effect upon the completion of the Acquisition and are intended to replace the existing connected transaction agreements to the extent they covered the same transactions. The voting in respect of the approval of such resolutions will be conducted by way of poll. The Parent Company and its associates will abstain from voting on the resolutions to approve the Acquisition and the Ongoing Connected Transactions.

  The EGM will be held immediately after the class meetings of holders of Domestic Shares and H Shares on 30 December 2004 at 10:00 a.m. at which ordinary resolutions will be proposed to approve, among other things, the Acquisition and the Ongoing Connected Transactions and special resolutions will be proposed to approve, among other things, the proposed amendments to the Articles. Special resolutions will be proposed to approve the A Share Issue at each of the EGM, class meeting of holders of Domestic Shares and class meeting of holders of H Shares.

  A circular will be despatched to the Shareholders as soon as practicable containing, among other things, (1) details of the A Share Issue, the proposed amendments to the Articles, the Acquisition and the Ongoing Connected Transactions; (2) a letter from the Independent Board Committee with its recommendation to the Independent Shareholders; (3) a letter from the independent financial adviser containing its advice to the Independent Board Committee and the Independent Shareholders; and (4) the notices of the class meeting of holders of Domestic Shares, class meeting of holders of H Shares and the EGM.
--------------------------------------------------------------------------------

----------------------
PROPOSED A SHARE ISSUE
----------------------

The Company intends to apply to the relevant PRC authorities for the allotment and issue of A Shares to institutional and public investors in the PRC and such A Shares are proposed to be listed on the Shanghai Stock Exchange. At present, the H Shares are listed on HKSE and the ADSs are listed on NYSE. The Company has not engaged in any fund raising activities within the 12 months prior to the date of this announcement.

------------------------------
STRUCTURE OF THE A SHARE ISSUE
------------------------------

Number of A Shares       Not more than 2.75 billion A Shares,
  to be issued:          representing approximately 63.43% of the existing
                         issued share capital of the Company and approximately
                         38.81% of the issued share capital of the Company as enlarged by the A Share Issue

Nominal value:           RMB1.00 each

Share rights:            The A Shares shall rank pari passu with the existing
                         H Shares and state-owned Domestic Shares

Target subscribers:      Natural persons and institutional investors within
                         the PRC (except those restricted by the applicable
                         PRC laws and regulations). It is not expected that the Parent Company or any other connected persons of the Company will subscribe for the A Shares. If they do, the Company will then comply with the relevant requirements of the Listing Rules

Basis for determining    The issue price for the proposed A Share Issue
  the issue price:       will be determined on the basis of market demand and
                         the applicable CSRC regulations and thus the amount to be raised cannot be determined as at the date of this announcement

Use of proceeds:         To finance the Acquisition (the consideration of
                         which is set out below) and the surplus, if any, will be used as general working capital of the Company

Expected timing:         It is expected that the application for the A Share
                         Issue will be submitted to the CSRC by the end of 2004 and that the A Share Issue will be completed by the end of the 2nd Quarter of 2005, subject to the market conditions and the policies of the CSRC

The Company was advised by the PRC lawyers that a dilution in the Parent Company's shareholding of the Company as a result of the A Share Issue is not subject to any specific approval of government authorities in the PRC.

----------------------
SHAREHOLDERS' APPROVAL
----------------------

Class meeting of holders of Domestic Shares and class meeting of holders of H Shares will be held on 30 December 2004 to consider and, if thought fit, approve the A Share Issue. The EGM will be held on 30 December 2004 at which special resolutions will be proposed to consider and, if thought fit, to approve, among other things, the A Share Issue. It should be noted that the A Share Issue, upon the approval of the Shareholders at the class meeting of holders of Domestic Shares, class meeting of holders of H Shares and the EGM, is still subject to, among others, the approval of the CSRC. In addition, the approval of the Shanghai Stock Exchange as to the listing and dealings in the A Shares on the Shanghai Stock Exchange is also required.

-------------------------------------------------------------------
EFFECT OF THE A SHARE ISSUE ON THE COMPANY'S SHAREHOLDING STRUCTURE
-------------------------------------------------------------------

Set out below is the shareholding structure of the Company as at the date of this announcement and immediately upon completion of the A Share Issue based on the assumption that an aggregate of 2.75 billion new A Shares will be issued under the A Share Issue:

-----------------------------------------------------------------------------------------------------------
                                                  As at the date of this       Immediately upon completion
                                                       announcement                of the A Share Issue
                                                  Number of   Shareholding        Number of   Shareholding
Names of Shareholders       Types of Shares     Shares held     percentage      Shares held      percentage
                                                     Shares              %           Shares               %
-----------------------------------------------------------------------------------------------------------

The Parent Company          State-owned       2,904,250,000          66.99    2,904,250,000           40.99
                              Domestic
                              Shares
Shareholders of H Shares    H Shares          1,431,300,000          33.01    1,431,300,000           20.20
Shareholders of A Shares    A Shares                      0              0    2,750,000,000           38.81
-----------------------------------------------------------------------------------------------------------

                            Total             4,335,550,000         100.00    7,085,550,000          100.00
-----------------------------------------------------------------------------------------------------------

-----------------------------------
PROPOSED AMENDMENTS TO THE ARTICLES
-----------------------------------

To cater for the A Share Issue and the amendments to the Listing Rules which took effect on 31 March 2004 and to enhance corporate governance, amendments will be made to the Articles in compliance with all such legal and regulatory requirements as will then be applicable to the Company. Such proposed amendments to be made to the Articles are subject to Shareholders' approval at the EGM, and obtaining any approval, endorsement or registration as may be necessary from the relevant PRC authorities.

The proposed amendments to the Articles deal with matters relating to a number of areas, including, among other things: (a) alteration of the Company's registered capital and shareholding structure; (b) restrictions on the utilisation of the Company's funds; (c) definition of and procedures for approving connected transactions (in accordance with the requirements of CSRC); and (d) qualifications and rights of independent directors, etc.. All such amendments are proposed to cater for, and in connection with, the A Share Issue. Details regarding the proposed amendments to the Articles will be set out in the circular to the Shareholders.

---------------
THE ACQUISITION
---------------

THE ACQUISITION AGREEMENT

DATE

15 November 2004

PARTIES

(1)   the Vendor

(2)   the Company

The Vendor is a wholly-owned subsidiary of the Parent Company. As at the date of this announcement, the Parent Company, the controlling shareholder of the Company, and its associates beneficially own 66.99% of the issued share capital of the Company. The Vendor is hence a connected person of the Company under the Listing Rules.

---------------------
ASSETS TO BE ACQUIRED
---------------------

The assets to be acquired pursuant to the Acquisition Agreement essentially comprise the railway transportation business between Guangzhou and Pingshi currently operated by the Vendor and all assets and liabilities relating to such business. Such Acquired Assets include, without limitation, properties, buildings, projects under construction, railroads, locomotives, trains, transportation facilities, the transfer of employees, rights and obligations under outstanding contracts, all in relation to the operation of the Guangzhou - Pingshi railway transportation business.

-------------
CONSIDERATION
-------------

The Consideration shall equal the net asset value of the Acquired Assets as at the Reference Date as assessed by the Valuer and reported in the valuation report (which is required to be filed with the relevant PRC authorities), subject to certain adjustments as described below. Such value as at 30 June 2004 was assessed and reported in the Valuation Report as RMB10,264,120,700 (the "Assessed Amount"), which is however subject to the confirmation by the relevant PRC authorities and adjustments for the following changes or matters revealed in a completion audit undertaken by the Company's domestic auditors (which audit shall commence within 5 Days from the Acquisition Commencement Date and be completed within 60 Days):

(a)  any depreciation on the Acquired Assets which are fixed assets;

(b)  any loss, damages or diminution in or to any of the Acquired Assets;

(c) any additions to the Vendor's operating assets made in accordance with the ordinary budget of the Vendor, which shall have been confirmed by the Company and audited by the Company's domestic auditors;

(d) any additions to or construction of the railway facilities that may be required by the MOR or other state authorities (the method and price for the acquisition of such additions or construction shall be determined in a supplemental agreement to be entered into between the parties); and

(e) any other adjustments which are necessary in accordance with domestic accounting principles in the PRC.

The amount to be adjusted in accordance with the above-mentioned principles is not expected to exceed a band of 10% higher or lower than the Assessed Amount. In other words, the actual amount of Consideration shall be ranged between RMB9,237,708,630 and RMB11,290,532,770 (the "Agreed Consideration Range"). In the event that the adjusted amount falls outside the Agreed Consideration Range, any party to the Acquisition Agreement may rescind it unless the parties, subject to the Company having complied with the necessary requirements in the Listing Rules, are able to come to an agreement. A further announcement will be made by the Company once the actual amount of the Consideration is determined and confirmed.

Under the relevant PRC laws, the Valuation Report is only valid for 1 year until 30 June 2005 for the purpose of the Acquisition. Accordingly, depending on, among other things, the progress of the A Share Issue, the Company may have to do another valuation on the Acquired Assets with a date subsequent to 30 June 2004 as the reference date. As with the Assessed Amount, such re-assessed value will be subject to adjustments arising from the completion audit as described above. In the event that the re-assessed value as adjusted falls outside the Agreed Consideration Range, any party to the Acquisition Agreement may rescind it unless the parties, subject to the Company having complied with the necessary requirements in the Listing Rules, are able to come to an agreement.

The Company intends to finance the payment of the Consideration with the net proceeds of the A Share Issue and, if there is any shortfall, by way of internal resources/bank borrowings, etc.. Since the issue price of the proposed A Share Issue will be determined on the basis of market demand and the applicable CSRC regulations, the amount to be raised cannot be determined as at the date of this announcement.

Payment Terms

Upon fulfilment of all conditions precedent to the Acquisition Agreement (as set out below), the Consideration shall be satisfied in the following manner:

(1) 51% of the Consideration (as determined solely on the basis of the Assessed Amount as reported in the valuation report) shall be paid by the Company within 5 Days from the Acquisition Commencement Date; and

(2) the balance of the Consideration (as determined or adjusted as mentioned above) shall be paid by the Company within 15 Days from the date upon which the completion audit is completed. In the event that the proceeds from the A Share Issue is insufficient to satisfy the payment of the Consideration in full, the Company shall pay all the remaining proceeds from the A Share Issue (after deducting all relevant expenses) within the said 15-Day period and the shortfall shall be paid by the Company within 6 months from the date upon which the completion audit is completed.

In the event that any party rescinds the Acquisition Agreement for whatever reason after payment of the first instalment of the Consideration by the Company (in accordance with paragraph (1) above), the amount paid shall be returned to the Company without interest.

----------
CONDITIONS
----------

The Acquisition Agreement is conditional upon the fulfilment of, among other things, the following conditions:

(1) the formal approval of the relevant authorities or bodies in relation to the A Share Issue being obtained;

(2) the A Share Issue having completed and raised an amount of not less than 65% of the Consideration;

(3) the approval of the Independent Shareholders at the EGM in relation to the Acquisition being obtained;

(4) the approval of the Independent Shareholders at the EGM in relation to the Ongoing Connected Transactions being obtained;

(5) the approval of the relevant government bodies responsible for the supervision and management of state-owned assets in relation to the Vendor's proposal on disposal of state-owned assets being obtained; and

(6) the approval of the National Development and Reform Commission in relation to the price determination for passenger and freight railway transportation between Guangzhou to Pingshi being obtained.

Save for condition (2) which can be waived by the Company, none of the above conditions can be waived. If the above conditions are not fulfilled within 2 years from the date of signing of the Acquisition Agreement, the Acquisition Agreement shall lapse and no party shall have any liability thereunder. In the event that any party rescinds the Acquisition Agreement for whatever reason after the A Share Issue has been completed, it is expected that the Company will retain the proceeds from the A Share Issue as general working capital.

-------------------------
INFORMATION ON THE VENDOR
-------------------------

The Vendor is a PRC state-owned enterprise and a wholly-owned subsidiary of the Parent Company. The Vendor operates the railroads from Guangzhou to Pingshi and related freight and passenger railway transportation business.

----------------------------------
INFORMATION ON THE ACQUIRED ASSETS
----------------------------------

The Acquired Assets comprise the railway transportation business between Guangzhou and Pingshi currently operated by the Vendor and all assets and liabilities relating to such business. Such assets include, without limitation, properties, buildings, projects under construction, railroads, locomotives, trains, transportation facilities, the transfer of employees, rights and obligations under outstanding contracts, all in relation to the operation of the Guangzhou - Pingshi railway transportation business. The exact scope of the Acquired Assets is set out in the Valuation Report, which will be filed with the relevant government bodies responsible for the supervision and management of state-owned assets. The Valuation Report will not be disclosed in the circular to Shareholders as it was prepared by the Valuer, a PRC valuer, whose qualification is not recognised by HKSE under the Listing Rules. However, a property valuation report and a business valuation report to be prepared by Vigers Appraisal & Consulting Limited will be incorporated in the circular to Shareholders.

The net asset value of the Acquired Assets as at 30 June 2004 was approximately RMB6,648,967,000. The net profits before taxation attributable to the Acquired Assets were approximately RMB 87,055,000 and RMB 156,067,000 for the two financial years ended 31 December 2002 and 31 December 2003 respectively. The net profits after taxation attributable to the Acquired Assets were approximately RMB 77,433,000 and RMB 146,163,000 for the two financial years ended 31 December 2002 and 31 December 2003 respectively. The Board, however, is of the view that such historical figures cannot reflect the actual operating capabilities and financial position of the Acquired Assets. This is because the historical operational results of the Vendor were administratively dictated by the MOR given its state-owned background. In particular, the revenues and expenditures of the Business have been dictated by the MOR through the allocation policy implemented by the MOR from time to time. The allocation policy will cease to apply to the Business after completion of the Acquisition. Instead, a new settlement method ("new settlement method") under which the Company will be allowed to retain the full amount of revenues that will be generated by the Business, and to bear the actual expenses the Business will incur, will take effect upon completion of the Acquisition.

In addition, the Company has obtained an in-principle approval from the MOR in October 2004 for charging a premium of 20-50% over the current fee for the Guangzhou - Pingshi railway transportation ("new pricing policy"). Subject to the ultimate endorsement from the National Development and Reform Commission, the Company intends to implement a proposal of charging a 20% premium, being the bottom end of the permissible range, over the current fares or tariffs for the passenger transportation and freight transportation service between Guangzhou and Pingshi after the Acquisition. This preferential pricing treatment, if implemented, shall enhance the profitability and improve the performance of the Business.

In the circumstances, the Board would like to draw the attention of the investors that the historical figures may not fully reflect the potential performance of the Acquired Assets. The Shareholders are urged to read the entire circular which contains the necessary financial or pro forma analysis on the Acquired Assets and the analysis of the potential impact of the new settlement method and the new pricing policy on financial capabilities of the Acquired Assets, in conjunction with this announcement. The circular will be despatched to the Shareholders as soon as practicable.

---------------------------
REASONS FOR THE ACQUISITION
---------------------------

The Company is principally engaged in railway passenger and freight transportation businesses between Guangzhou and Shenzhen and certain long-distance passenger transportation services. The Vendor is principally engaged in the railway passenger and freight transportation businesses of the southern end (Guangzhou - Pingshi) of the Beijing - Guangzhou line of the national main railway line, which lies in Guangdong Province, where sources of passenger and freight are abundant. The Vendor operates double track electric train with an operating distance of 329.2 kilometres. It runs a trunk line of
696.5 kilometres with a total track length of 1,215.19 kilometres.

Upon completion of the Acquisition, the operating distance of the Company will extend from 152 kilometres to approximately 481.2 kilometres. Such extension will run through the whole Guangdong Province vertically connecting different railway lines such as the Beijing - Guangzhou line, Beijing - Kowloon line, Guangzhou - Maoming line, Guangzhou - Meishan line, Pingnan line, Pingyan line and Kowloon and Canton Railway. The service areas of passenger and freight transportation services will cover the Pearl River Delta regions and even the northern, western and eastern part of Guangdong Province, the Hunan, Fujian and south-west regions. The operating scale and room for development of passenger and freight transportation will therefore expand significantly.

The operations of passenger and freight transportation of the Guangzhou - Shenzhen line and the railroad between Guangzhou and Pingshi of the Beijing - Guangzhou line will be unified upon completion of the Acquisition. Competition within the region will be avoided and the efficiency of railway transportation and the competitiveness in the regional transportation system will be enhanced significantly. Through the effective consolidation of railroads and rationalization of operation distribution, the allocation of transportation resources can be improved and economy of scale can be achieved. In addition, the Company considers that the Acquisition is essential in eliminating or minimizing the possible duplication of resources deployed in the respective railway transportation businesses of, and certain avoidable connected transactions between, the Company and the Vendor.

As the Acquired Assets will have good economic efficiency under the new settlement method and new pricing policy, the Board considers that the profitability of the Company will be significantly increased upon completion of the Acquisition. The implementation of the Acquisition shall enhance the overall operating results of the Company.

The Board believes that the Acquisition will bring business synergy and enhance the income and asset base of the Group, thus creating significant value for Shareholders in the long run.

-------------------------------------
FURTHER DETAILS ABOUT THE ACQUISITION
-------------------------------------

The Board considers that the Acquisition is in the interests of the Company and the Shareholders taken as a whole and the terms are fair and reasonable so far as the Company and the Shareholders taken as a whole are concerned. By virtue of the size of the Acquisition and the relationship between the parties thereto, the Acquisition constitutes a very substantial acquisition and connected transaction of the Company. It is therefore subject to the announcement and prior approval of Independent Shareholders requirements pursuant to the Listing Rules. A circular containing, among other things, details of the Acquisition together with the opinions issued by the Independent Board Committee and the independent financial adviser will be sent to the Shareholders in accordance with the Listing Rules.

------------------------------
ONGOING CONNECTED TRANSACTIONS
------------------------------

In anticipation of the A Share Issue and the Acquisition, the Company has entered into: (a) the Leasing Agreement and the Parent Comprehensive Services Agreement with the Parent Company; and (b) the YC Comprehensive Services Agreement with the Vendor. These agreements have been entered into on a continuing and regular basis, in the ordinary and usual course of business of the Group, and on arm's length basis between the relevant parties.

The Vendor is a wholly-owned subsidiary of the Parent Company, which is the controlling shareholder of the Company. As at the date of this announcement, the Parent Company and its associates beneficially own 66.99% of the issued share capital of the Company. Each of the Parent Company and the Vendor is hence a connected person of the Company under the Listing Rules. Accordingly, the transactions contemplated under the Leasing Agreement, the Parent Comprehensive Services Agreement and the YC Comprehensive Services Agreement will constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

Each of the Leasing Agreement, the Parent Comprehensive Services Agreement and the YC Comprehensive Services Agreement is conditional upon the fulfilment of, among other things, the following conditions (none of which may be waived):

(1) the formal approval of the relevant authorities or bodies in relation to the A Share Issue being obtained;

(2)  the A Share Issue having completed;

(3)  the Acquisition having completed; and

(4) the approval of the Independent Shareholders at the EGM in relation to the Ongoing Connected Transactions being obtained.

1    Leasing Agreement

     1.1  Date:

          15 November 2004

     1.2  Parties:

          (a) the Parent Company (as the landlord)

          (b) the Company (as the tenant)

     1.3  Subject land:

          various pieces of land along the railway line between Guangzhou and Pingshi of approximately 28,194,642 square meters. The exact size of the land is subject to the confirmation of the State-owned Land Bureau.

     1.4  Term and termination:

          20 years renewable at the discretion of the Company.

          The Directors note that the term of the Leasing Agreement exceeds the 3-year term as required by Rule 14A.35 of the Listing Rules and are of the view that it is justifiable for the Leasing Agreement to have a term longer than 3 years as a means to minimize the commercial uncertainties in its operations of the railway transportation between Guangzhou and Pingshi.

     1.5 Rent:

          Such amount as shall be determined with reference to the assessed value of the land use rights in respect of the subject land as shall be assessed by CEA-Renda and to be amortized over 50 years (or such other period as may be permitted by the State or prescribed in the land use right certificates), which in any event shall not exceed RMB74 million per year. Vigers Appraisal & Consulting Limited confirmed that the open market rental value of the subject land as at 30 September 2004 was RMB74 million per annum.

     1.6 Payment:

          The rent is payable quarterly in advance, within 15 Days from the end of the previous quarter.

     2 Parent Comprehensive Services Agreement

     2.1 Date:

          15 November 2004

     2.2 Parties:

          (a) the Parent Company (which by definition shall, for the purpose of the Parent Comprehensive Services Agreement only, include all the companies, units or departments owned, controlled, managed or used by it during the term of the Parent Comprehensive Services Agrement, save and except GS and the Vendor and all the companies, units or departments controlled or managed by GS and the Vendor)

          (b)  the Company

     2.3  Services to be provided:

          The comprehensive service arrangement involves a mutual provision of certain services between the Parent Company and the Company. Services to be provided by the Parent Company to the Company include (a) social and related services; (b) transportation services; and (c) railway related services, whereas services to be provided by the Company to the Parent Company include certain transportation and related services.

     2.4  Term:

          3 years to the effect that such agreement, once taking effect, shall replace all the existing agreements or arrangements which have been entered into between the Company and the Parent Company and/or its subsidiaries or controlled entities to the extent that they covered the same services. In respect of such existing agreements, the Company has obtained waivers from strict compliance with the relevant requirements relating to ongoing connected transactions under the Listing Rules when it was listed on HKSE in 1996.

     2.5  Pricing and cap determination:

    -------------------------------------------------------------------------------------------------------------------
                                                           Historical            Estimated
                                                             Figures               Figures
                                                          (RMB million)         (RMB million)      Proposed Annual Caps
                                 Historical Figures          For the             For the six           (RMB million)
                                    (RMB million)          six months              months           For the year ending
                                 For the year ended           ended                 ending              31 December
          Types of Services          31 December             30 June             31 December              (Note 5)
                                  2001        2002       2003       2004        2004       2005       2006        2007
    -------------------------------------------------------------------------------------------------------------------

          Social and related
            services (Note 1)     5.90        6.53       8.06       2.88        3.32       7.00       7.70        8.50
    -------------------------------------------------------------------------------------------------------------------

          Transportation
            Services
            provided to
            the Company
            (Note 2)            863.61      923.47   1,037.77     493.83      497.78   1,080.00   1,175.00    1,270.00
    -------------------------------------------------------------------------------------------------------------------

          Railway related
            services (Note 3)
            (Note 6)            376.85      333.23     519.13     320.07      327.71     900.00   1,000.00    1,100.00
    -------------------------------------------------------------------------------------------------------------------

          Transportation
            services provided
            by the Company
            (Note 4)            209.28      287.03     270.65     139.82      139.82     310.00     345.00      380.00
    -------------------------------------------------------------------------------------------------------------------


          Note 1: Social and related services to be provided by the Parent Company to the Company (or its employees) shall include:

                   (a) hygiene and epidemic prevention services, the prices of which are determined based on standards set by the relevant provincial government (without any adjustments); and

                   (b) recuperative and nursery services, the prices of which are determined based on the actual costs or expenses incurred by the Parent Company for the provision of such services (without any mark-up).

          Note 2: Transportation services to be provided by the Parent Company to the Company shall include:

                   (a) production co-ordination, safety management and
                       scheduling, the prices of which are determined with reference to the unit cost and the actual volume of services provided by the Parent Company;

                   (b) leasing of passenger coaches and freight trains, the
                       prices of which are determined in accordance with the settlement method issued by the MOR;

                   (c) passenger co-ordination, locomotive traction, train
                       repair and ticket sale services, etc., the prices of which are determined in accordance with the following principles:

                       (i)   market price (if available);

                       (ii) if market price is not available, settlement method or pricing standards issued by the MOR;

                       (iii) if neither (i) or (ii) is available, the pricing
                             shall be determined with reference to the full cost incurred by the Parent Company for the provision of such services plus a mark-up of 8%; and

                   (d) passenger services such as sale of train tickets,
                       provision of catering services on board and sale of merchandise on trains, the prices of which comprise of a service contract fee and a portion of revenue from fare adjustment, which are determined after arm's length negotiations between the parties.

          Note 3: Railway related services to be provided by the Parent Company to the Company shall include:

                   (a) maintenance service of large scale railroad machinery, track replacement and overhauling services for railroads and bridges, and train repair and maintenance services, the prices for all of which (in case no standard set by the MOR for charging fees is available for track replacement and overhauling services or train repair and maintenance services) are determined with reference to the costs incurred by the Parent Company for the provision of such services plus a mark-up of 8%;

                   (b) agency services for purchase of railway transportation related materials on behalf of the Company, the service fees for which are: (i) 1.5% of the purchased amount for diesel, steel tracks, wheel band, wheel axis, rolled steel wheels and special purpose lubricant for railroads; and (ii) 5% for other materials. Such service fees are determined on an arm's length basis taking into account the past dealings between the parties; and

                   (c) settlement related services, such as settlement service, provision of financial facilities at prices or on terms either in accordance with the standards set by the MOR, or not less favourable than that offered by or available to the People's Bank of China or other banks.

          Note 4: Transportation and related services to be provided by the Company to the Parent Company shall include:

                   (a) passenger co-ordination, locomotive traction, train
                       repair and ticket sale services, etc., to the Parent Company, the prices of which are determined in accordance with the principles set out in Note 2(c); and

                   (b) wheel repair service, the price of which is
                       determined with reference to the costs incurred by the Company for the provision of such services plus a mark-up of 8%.

          Note 5: The caps are determined based on: (i) the estimated aggregate figures for the entire year of 2004 set out in the table above; (ii) an estimated annual growth rate of 3% for production co-ordination, safety management and scheduling services based on an estimated annual growth rate of 3% in the transportation volume; and (iii) an expected annual growth rate of approximately 10% for other kinds of services, with reference to the 2003 GDP growth rate in Guangdong Province (which was approximately 13.6%). The Directors are of the view that the projected growth rates adopted for determining the above caps are fair and reasonable.

          Note 6: The cap for railway related services for year 2005 is significantly greater than the estimated aggregate figure for year 2004, representing a growth rate of approximately 39%. This is because: (i) prior to completion of the Acquisition, most of such services were/are/will be provided by the Parent Company to the Vendor only and the Company has been receiving only limited services from the Parent Company; and (ii) it is expected that the Company will require substantively increased volume of all such services from the Parent Company after completion of the Acquisition.

          General
          Note 1: The historical growth rates in relation to the services provided by or to the Parent Company were as follows:

                   -------------------------------------------------------------
                                                                    Approximate
                                                                 average annual
                                                               growth rates for
                   Types of Services                            2001 to 2003 (%)
                   -------------------------------------------------------------

                   Social and related services                                17
                   -------------------------------------------------------------

                   Transportation services
                     provided to the Company                                  10
                   -------------------------------------------------------------

                   Railway related services                                   17
                   -------------------------------------------------------------

                   Transportation services
                     provided by the Company                                  14
                   -------------------------------------------------------------

          General

          Note 2: The mark-up of 8% is determined by the Company and the Parent Company after negotiations with regard to: (i) the guideline issued by the local taxation authority in Guangdong Province which suggests that the profit rate for the purpose of calculating enterprise's business operating tax should be 10%; and (ii) the fact that "the costs plus 8% mark up" has been the basis upon which the comprehensive services have been or are currently provided by GS to the Company.

3    YC Comprehensive Services Agreement

     3.1  Date:

          15 November 2004

     3.2  Parties:

          (a) the Vendor (which by definition shall, for the purpose of the YC Comprehensive Services Agreement only, include companies, units or departments owned, controlled, managed or used by it during the term of the YC Comprehensive Services Agreement)

          (b) the Company

     3.3  Services to be provided:

          Services to be provided by the Vendor shall include social services, passenger services and other services.

     3.4  Term:

          3 years to the effect that such agreement, once taking effect, shall replace all the existing agreements or arrangements which have been entered into between the Company and the Vendor to the extent that they covered the same services.

     3.5  Pricing and cap determination:

    ---------------------------------------------------------------------------------------------------------------
                                                          Historical          Estimated
                                                            Figures             Figures
                                 Historical Figures      (RMB million)       (RMB million)     Proposed Annual Caps
                                    (RMB million)           For the           For the six          (RMB million)
                                 For the year ended       six months            months          For the year ending
                                     31 December             ended               ending            31 December
          Types of Services           (Note 5)              30 June           31 December            (Note 4)
                                  2001        2002      2003       2004      2004      2005       2006      2007
    ---------------------------------------------------------------------------------------------------------------

          Social Services
            (Note 1)             90.22      101.98    107.16      55.78     57.67    135.00     150.00    165.00
    ---------------------------------------------------------------------------------------------------------------

          Passenger Services
            (Note 2)                -           -      13.63      10.54     11.05     25.00      28.00     31.00
    ---------------------------------------------------------------------------------------------------------------

          Other Welfare or
            Railway-related
            Services (Note 3)
            (Note 6)             41.36       39.62     35.11      19.84     20.15     52.00      58.00     64.00
    ---------------------------------------------------------------------------------------------------------------

          Note 1: Social services shall include hygiene and epidemic prevention services, security services and nursery services, the prices of all of which are determined with reference to the costs incurred by the Vendor for the provision of such services.

          Note 2: Passenger services include, without limitation, sale of train tickets, provision of catering services on board and sale of merchandise on trains. Prices payable for the passenger services comprise of service contract fee and a portion of revenue from fare adjustment, which are determined after arm's length negotiations between the parties.

          Note 3:  Other welfare or railway-related services shall include:

                   (a) property management, and construction and maintenance
                       services, etc., the prices of most of which are determined with reference to the costs incurred by the Vendor for the provision of such services plus a mark-up of 8%;

                   (b) leasing of properties, the rental of which shall not
                       exceed the market price or an amount payable by any third parties to the Vendor for the same properties;

                   (c) sale of residential properties to the Company's employees at a price to be determined with reference to the costs of construction and the selling price as prescribed by the local government; and

                   (d) sale of railway tracks, the price of which is to be
                       determined with reference to the market price or an applicable guidance price in the industry.

          Note 4: The caps are determined based on: (i) the estimated aggregate figures for the entire year of 2004 set out in the table above and (ii) an expected annual growth rate of approximately 10%, with reference to the 2003 GDP growth rate in Guangdong Province (which was approximately 13.6%). The Directors are of the view that the projected growth rate adopted for determining the above caps is fair and reasonable.

          Note 5: Prior to completion of the Acquisition, the Company did not and will not receive any of the services described above from the Vendor. The historical figures for the three years ended 31 December 2003 and the six months ended 30 June 2004 and the estimated figures for the six months ending 31 December 2004 set out above only reflected the value of services that the Vendor provided/will provide to its own business units or entities. It is expected that the Company (or the employees who have joined the Company) will require the services in question after the Acquisition. The historical figures for the three years ended 31 December 2003 and the six months ended 30 June 2004 and the estimated figures for the six months ending 31 December 2004 were included in order to work out the proposed annual cap of each type of service for years 2005 to 2007.

          Note 6: The cap for other welfare or railway - related services for the year 2005 is significantly greater than the estimated aggregate figure for the year 2004, representing a growth rate of approximately 30%. This is because: (i) prior to completion of the Acquisition, the services described above were/are/will be provided on a cost basis without any mark-up as the provision of these services were/are/will be internal corporate transactions amongst different units or entities of the Vendor; and (ii) it is expected that the number of recipients of such services might increase after completion of the Acquisition.

          General
          Note 1: The historical growth rates in relation to the services provided amongst different units or entities of the Vendor were as follows:

                   -------------------------------------------------------------
                                                                    Approximate
                                                                 average annual
                                                               growth rates for
                   Types of Services                           2001 to 2003 (%)
                   -------------------------------------------------------------

                   Social services                                            9
                   -------------------------------------------------------------

                   Passenger services                   Not applicable as these
                                                     services were not provided
                                                               in 2001 and 2002
                   -------------------------------------------------------------

                   Other welfare or
                     railway-related services                                -8
                   -------------------------------------------------------------

          General
          Note 2: The mark-up of 8% is determined by the Company and the Vendor after negotiations with regard to (i) the guideline issued by the local taxation authority in Guangdong Province which suggests that the profit rate for the purpose of calculating operating tax should be 10%; and (ii) the fact that the "costs plus 8% mark-up" has been the basis upon which the comprehensive services have been or are currently provided by GS to the Company.

-----------------------------------------------------
FURTHER DETAILS OF THE ONGOING CONNECTED TRANSACTIONS
-----------------------------------------------------

As the aggregate annual amount of the Ongoing Connected Transactions is expected to exceed 2.5% of the Relevant Ratio, the Ongoing Connected Transactions are subject to the reporting, announcement and independent shareholders' approval requirements as prescribed under Chapter 14A of the Listing Rules. The Board considers that the Ongoing Connected Transactions are entered into in the ordinary and usual course of business of the Group, on normal commercial terms, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Details of the Ongoing Connected Transactions together with the opinions issued by the Independent Board Committee and the independent financial adviser will be set out in the circular to the Shareholders.

------------------------------------------------------------
REASONS FOR ENTERING INTO THE ONGOING CONNECTED TRANSACTIONS
------------------------------------------------------------

The Parent Company controls the operation of railway transportation businesses in Guangdong Province, Hunan Province and Hainan Province. With this background and its special role in the railway transportation industry, the Parent Company is the only available provider in the market for certain services that the Company requires in its operations. For services that are possibly available in the market, they are provided by the Parent Company on a cost basis (plus a mark-up of 8%, where applicable) and on terms no less favourable than those obtainable from independent third parties. In addition, certain support or cooperation service arrangements are also required, as a matter of course, from the Parent Company which administers and controls the operation of the neighbouring railway lines. It is therefore not only beneficial but also necessary for the Company to enter into the Ongoing Connected Transactions in order to facilitate the operations of the Company.

---------------------------------------------------
ANNUAL REVIEW OF THE ONGOING CONNECTED TRANSACTIONS
---------------------------------------------------

The Company undertakes to comply with the rules in relation to the annual review of continuing connected transactions set out in Rules 14A.37 to 14A.41 of the Listing Rules. The Company further undertakes, upon any variation or renewal of the Ongoing Connected Transactions, to comply in full with all applicable requirements set out in Chapter 14A of the Listing Rules.

----------------------------------
INDEPENDENT SHAREHOLDERS' APPROVAL
----------------------------------

By virtue of the size of the Acquisition and the relationship of the parties thereto, the Acquisition constitutes a very substantial acquisition and a connected transaction of the Company requiring prior shareholders' approval under the Listing Rules.

It is therefore proposed that an EGM is to be convened on 30 December 2004, at which resolutions to approve the Acquisition and the Ongoing Connected Transactions will be proposed. In this connection, the Parent Company and its associates will abstain from voting for the resolutions in respect of the Acquisition and the Ongoing Connected Transactions.

---------------------------
INDEPENDENT BOARD COMMITTEE
---------------------------

The Independent Board Committee has been established to advise the Independent Shareholders in respect of the Acquisition and the Ongoing Connected Transactions.

-----------------------------
INDEPENDENT FINANCIAL ADVISER
-----------------------------

BNP Paribas Peregrine Capital Limited has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Acquisition and the Ongoing Connected Transactions.

----------------------------------------------------------------------------
CLASS MEETINGS OF HOLDERS OF DOMESTIC SHARES AND HOLDERS OF H SHARES AND EGM
----------------------------------------------------------------------------

Ordinary resolutions to approve, among other things, the Acquisition and the Ongoing Connected Transactions and special resolution to approve the proposed amendments to the Articles will be proposed at the EGM. In addition, special resolutions to approve the A Share Issue will be proposed at the class meeting of holders of Domestic Shares, class meeting of holders of H Shares and the EGM.

The voting in respect of the approval of the resolutions regarding the Acquisition and the Ongoing Connected Transactions will be conducted by way of poll. The Parent Company and its associates will abstain from voting for such resolutions.

--------
CIRCULAR
--------

A circular will be despatched to the Shareholders as soon as practicable containing, among other things, (1) details of the A Share Issue, the proposed amendments to the Articles, the Acquisition and the Ongoing Connected Transactions; (2) a letter from the Independent Board Committee with its recommendation to the Independent Shareholders; (3) a letter from the independent financial adviser containing its advice to the Independent Board Committee and the Independent Shareholders; and (4) the notices of the class meeting of holders of Domestic Shares, class meeting of holders of H Shares and the EGM.

-----------
DEFINITIONS
-----------

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"A Share(s)"                               the Domestic Share(s), which are
                                           proposed to be allotted and issued to
                                           institutional and public investors in
                                           the PRC by the Company and listed on
                                           the Shanghai Stock Exchange

"A Share Issue"                            the proposed issue of not more than
                                           2.75 billion A Shares to
                                           institutional and public investors in
                                           the PRC by the Company, which are
                                           proposed to be listed on the Shanghai
                                           Stock Exchange

"Acquired Assets"                          the railway transportation business
                                           between Guangzhou and Pingshi
                                           currently operated by the Vendor and
                                           all assets and liabilities relating
                                           to such business

"Acquisition"                              the acquisition of the Acquired
                                           Assets pursuant to the Acquisition
                                           Agreement

"Acquisition                               the conditional sale and purchase
                                           agreement entered Agreement" into
                                           between the Vendor and the Company
                                           dated 15 November 2004 in relation to
                                           the Acquisition

"Acquisition Commencement Date"            the date on which the A Share Issue
                                           is completed, the proceeds thereof
                                           are received by the Company and a
                                           capital verification report is issued
                                           by a qualified PRC accountant hired
                                           by the Company

"ADSs"                                     American depository shares, each
                                           representing 50 H Shares

"Articles"                                 the articles of association of the
                                           Company from time to time

"associate(s)"                             has the meaning ascribed thereto
                                           under the Listing Rules

"Board"                                    the board of Directors

"Business"                                 the railway transportation business
                                           between Guangzhou and Pingshi
                                           operated by the Acquired Assets

"CEA-Renda"                                CEA-Renda Real Estate Appraisal,
                                           a state approved valuer which is
                                           qualified under the relevant PRC
                                           regulations to conduct, and has prior
                                           experience in conducting, valuation
                                           of land in the PRC. It is independent
                                           of and not connected with the
                                           Company, its subsidiaries or any of
                                           their chief executives, directors,
                                           supervisors or substantial
                                           shareholders or any of their
                                           associates

"Company"                                  Guangshen Railway Company Limited, a
                                           joint stock limited company
                                           incorporated in the PRC, the H Shares
                                           of which are listed on HKSE and the
                                           ADSs of which are listed on NYSE

"Consideration"                            the consideration payable for the
                                           Acquisition under the Acquisition
                                           Agreement

"CSRC"                                     China Securities Regulatory
                                           Commission

"Day(s)"                                   working day(s), not including
                                           Saturdays, Sundays and PRC public
                                           holidays

"Directors"                                the directors of the Company

"Domestic Share(s)"                        domestic invested Share(s), which are
                                           subscribed for in Renminbi by PRC
                                           investors

"EGM" the extraordinary general meeting of the Company to be held immediately after the conclusion or adjournment of the class meetings of holders of Domestic Shares and H Shares on 30 December 2004

"GDP"                                      Gross domestic product

"Group"                                    the Company and its subsidiaries

"GS" Guangshen Railway Enterprise Development Company, a wholly-owned subsidiary of the Parent Company

"H Share(s)"                               overseas listed foreign Share(s),
                                           which are subscribed for and traded
                                           in Hong Kong dollars on HKSE

"HKSE"                                     The Stock Exchange of Hong Kong
                                           Limited

"Hong Kong"                                The Hong Kong Special Administrative
                                           Region of the PRC

"Independent Board Committee"              an independent committee of the Board
                                           comprising Mr. Chang Loong Cheong,
                                           Ms. Deborah Kong and Mr. Wilton Chau
                                           Chi Wai who are independent
                                           non-executive Directors

"Independent Shareholders"                 Shareholders other than the Parent
                                           Company and its associates

"Leasing Agreement"                        the conditional leasing agreement
                                           entered into between the Parent
                                           Company and the Company dated 15
                                           November 2004 in relation to the
                                           lease of various pieces of land along
                                           the railway between Guangzhou and
                                           Pingshi

"Listing Rules"                            the Rules Governing the Listing of
                                           Securities on HKSE

"MOR"                                      Ministry of Railways, RC

"NYSE"                                     The New York Stock Exchange, Inc.

"Ongoing Connected Transactions"           collectively, the transactions
                                           contemplated under any of the Leasing
                                           Agreement, the Parent Comprehensive
                                           Services Agreement and the YC
                                           Comprehensive Services Agreement

"Parent Company"                           Guangzhou Railway (Group) Company, a
                                           state-owned enterprise under the
                                           administration of the MOR and also
                                           the controlling shareholder of the
                                           Company

"Parent Comprehensive Services Agreement"  the conditional comprehensive services agreement entered into
                                           between the Parent Company and the
                                           Company dated 15 November 2004 in
                                           relation to the mutual provision of
                                           services by the Parent Company and/or
                                           its associates to the Company or vice
                                           versa

"PRC"                                      The People's Republic of China

"Reference Date"                           30 June 2004 or such later date as
                                           required by the relevant PRC laws or
                                           regulations

"Relevant Ratio"                           any of the five ratios (other than
                                           the profits ratio in the case of
                                           connected transactions) as set out in
                                           Rule 14.07 of the Listing Rules

"RMB"                                      Renminbi, the lawful currency of the
                                           PRC

"Shanghai Stock Exchange"                  Shanghai Stock Exchange

"Shareholder(s)"                           holder(s) of Shares

"Share(s)"                                 shares of nominal value RMB1.00 each
                                           in the share capital of the Company

"Valuation Report"                         a valuation report prepared by the
                                           Valuer in relation to the assessment
                                           of the Acquired Assets as at 30 June
                                           2004

"Valuer" Beijing Pan-china Assets Appraisal Co. Ltd., a state-approved valuer which is qualified under the relevant PRC regulations to conduct, and has prior experience in conducting, valuation of business/assets in the PRC. It is independent of and not connected with the Company, its subsidiaries or any of their chief executives, directors, supervisors or substantial shareholders or any of their associates

"Vendor" Guangzhou Railway Group Yang Cheng Railway Company, a PRC state-owned enterprise and a wholly-owned subsidiary of the Parent Company

"YC Comprehensive Services Agreement"      the conditional comprehensive
                                           services agreement entered into
                                           between the Vendor and the Company
                                           dated 15 November 2004 in relation to
                                           the provision of certain services by
                                           the Vendor

"HK$"                                      Hong Kong dollars, the lawful
                                           currency of Hong Kong

"%"                                        per cent

Unless otherwise specified, the Renminbi amounts shown in this announcement have been translated into Hong Kong dollars at an exchange rate of HK$1.00=Rmb1.07.

                                                    By Order of the Board
                                              Guangshen Railway Company Limited
                                                        Guo Xiangdong
                                                      Company Secretary

Shenzhen, the PRC, 15 November 2004

As at the date of this announcement, the Board comprises:

Executive Directors
Wu Junguang
Li Qingyun
Li Peng

Non-executive Directors
Feng Qifu
Hu Lingling
Wu Houhui
Wen Weiming

Independent Non-executive Directors
Chang Loong Cheong
Deborah Kong
Wilton Chau Chi Wai